EXHIBIT 4.27.1

EXECUTION VERSION

FIRST AMENDMENT TO CREDIT AGREEMENT

This First Amendment to the Credit Agreement (as defined below), dated as of December 18, 2008 (this “Amendment No. 1”), is entered into by and among CEMEX, S.A.B de C.V., a sociedad anónima bursátil de capital variable organized and existing pursuant to the laws of the United Mexican States (the “Borrower”), CEMEX MÉXICO, S.A. de C.V., a sociedad anónima de capital variable organized and existing pursuant to the laws of the United Mexican States (the “Guarantor”) and BANCO BILBAO VIZCAYA ARGENTARIA, S.A. acting through its NEW YORK BRANCH (the “Lender”)

RECITALS

A. The Borrower, the Guarantor, and the Lender, are parties to that certain credit agreement, dated as of June 25, 2008, in the amount of U.S.$500,000,000 (as now or hereafter amended, restated or otherwise modified, the “Credit Agreement”).

B. The Borrower has requested that the Lender consent to the following amendment to the Credit Agreement.

C. This Amendment No. 1 shall constitute a Transaction Document and these Recitals shall be construed as part of this Amendment No. 1.

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and of the Loan and other extensions of credit heretofore, now or hereafter made to, or for the benefit of, the Borrower by the Lender, the Borrower and the Lender hereby agree as follows:

1. Definitions. Except to the extent otherwise specified herein, capitalized terms used in this Amendment No. 1 shall have the same meanings ascribed to them in the Credit Agreement.

2. Amendments. Subject to Section 5, the Credit Agreement is hereby amended as follows:

2.1 The definition for “Acquisition” in Section 1.01 (“Certain Definitions”) shall be deleted and replaced in its entirety with the following language:

““Acquisition” means any merger, consolidation, acquisition or lease of assets, acquisition of securities or business combination or acquisition, or any two or more of such transactions, if upon the completion of such transaction or transactions, the Borrower or any Subsidiary thereof has acquired an interest in assets comprising all or substantially all of an operating unit, division or line of business or in any Person who is deemed to be a Subsidiary under this Agreement and was not a Subsidiary prior thereto.”

2.2 The definition for “Business Day” in Section 1.01 (‘Certain Definitions”) shall be deleted and replaced in its entirety with the following language:

““Business Day” means any day other than a Saturday or Sunday or other day on which commercial banks in New York City or Mexico City are authorized or required by law to close and, if such day relates to any LIBOR Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank market.”

2.3 The definition for “Consolidated Net Debt” in Section 1.01 (“Certain Definitions”) shall be deleted and replaced in its entirety with the following language:

““Consolidated Net Debt” means, at any date, the sum (without duplication) of (a) the aggregate amount of all Debt of the Borrower and its Subsidiaries at such date, plus (b) to the extent not included in Debt, the aggregate amount of all derivative financing in the form of equity swaps outstanding at such date (except to the extent such exposure is cash collateralized) minus (c) all Temporary Investments (for the avoidance of doubt, net of any amounts pledged as cash collateral) of the Borrower and its Subsidiaries at such date.”

2.4 The definition for “Consolidated Net Debt / EBITDA Ratio” in Section 1.01 (“Certain Definitions”) shall be deleted and replaced in its entirety with the following language:

“Consolidated Net Debt / EBITDA Ratio” means, on any date of determination, the ratio of (a) Consolidated Net Debt on such date to (b) EBITDA for the one year period ending on such date (subject to adjustment as set forth in the definition of “EBITDA”).

2.5 The definition for “Debt” in Section 1.01 (“Certain Definitions”) shall be deleted and replaced in its entirety with the following language:

““Debt” of any Person means, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of such Person as lessee under Capital Leases, (v) all Debt of others secured by a Lien on any asset of such Person, up to the value of such asset, as recorded in such Person’s most recent balance sheet, (vi) all obligations of such Person with respect to product invoices incurred in connection with export financing, (vii) all obligations of such Person under repurchase agreements for the stock issued by such Person or another Person and (viii) all Guarantees of such Person in respect of any of the foregoing. For the avoidance of doubt, Debt does not include Derivatives or Qualified Receivables Transactions. With respect to the Borrower and its Subsidiaries, the aggregate amount of Debt outstanding shall be adjusted by the Value of Debt Currency Derivatives solely for the purposes of calculating the Consolidated Net Debt / EBITDA Ratio. If the Value of Debt Currency Derivatives is a positive mark-to-market valuation for the Borrower and its Subsidiaries, then Debt shall decrease accordingly, and if the Value of Debt Currency Derivatives is a negative mark-to-market valuation for the Borrower and its Subsidiaries, then Debt shall increase by the absolute value thereof.”

2.6 The definition for “EBITDA” in Section 1.01 (“Certain Definitions”) shall be deleted and replaced in its entirety with the following language:

““EBITDA” means, for any period, the sum for the Borrower and its Subsidiaries, determined on a consolidated basis of (a) operating income (utilidad de operación), (b) cash interest income and (c) depreciation and amortization expense, in each case determined in accordance with Mexican FRS, subject to the adjustments herein, consistently applied for such period and adjusted for Discontinued EBITDA as follows: if the amount of Discontinued EBITDA is a positive amount, then EBITDA shall increase by such amount, and if the amount of Discontinued EBITDA is a negative amount, then EBITDA shall decrease by the absolute value of such amount. For the purposes of calculating EBITDA for any applicable period pursuant to any determination of the Consolidated Net Debt / EBITDA Ratio (but not the Consolidated Fixed Charge Coverage Ratio): (A) (i) if at any time during such applicable period the Borrower or any of its Subsidiaries shall have made any Material Disposition, the EBITDA for such applicable period shall be reduced by an amount equal to the EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such applicable period (but when the Material Disposition is by way of lease, income received by the Borrower or any of its Subsidiaries under such lease shall be included in EBITDA) and (ii) if at any time during such applicable period the Borrower or any of its Subsidiaries shall have made any Material Acquisition, EBITDA for such applicable period shall be calculated after giving pro forma effect thereto (including the incurrence or assumption of any Debt) as if such Material Acquisition had occurred on the first day of such applicable period. Additionally, if since the beginning of such applicable period any Person that subsequently shall have become a Subsidiary or was merged or consolidated with the Borrower or any of its Subsidiaries as a result of a Material Acquisition occurring during such applicable period shall have made any Disposition or Acquisition of property that would have required an adjustment pursuant to clause (i) or (ii) above if made by the Borrower or any of its Subsidiaries during such applicable period, EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Disposition or Acquisition had occurred on the first day of such applicable period; and (B) all U.S.$/Euro EBITDA for each applicable period ending on or after December 31, 2008 will be recalculated and converted into Mexican pesos by applying the Ending Exchange Rate to each month’s U.S.$/Euro EBITDA amount (such recalculated EBITDA being the “Recalculated EBITDA”), provided, that, the Lender shall have the option, with respect to any Reference Period ending after December 31, 2009, to discontinue the incorporation of Recalculated EBITDA into the Consolidated Net Debt / EBITDA Ratio (the “Discontinue Option”). The Lender may exercise the Discontinue Option upon notice the Borrower of such exercise in writing (the “Notice of Discontinuance”) at least thirty (30) days prior to the end of such Reference Period. Subject to the foregoing notice requirements, such Discontinue Option shall be effective for each Reference Period ending after the date of such Notice of Discontinuance to the Borrower as set forth herein.”

2.7 The definition for “Mexican FRS” in Section 1.01 (“Certain Definitions”) shall be deleted and replaced in its entirety with the following language:

““Mexican FRS” means Mexican Financial Reporting Standards (Normas de Información Financiera) as in effect from time to time and consistent with those used in the preparation of the most recent audited financial statements referred to in Section 7.01; provided, however, that for purposes of Section 8.01, Mexican FRS means Mexican Financial Reporting Standards as in effect on December 31, 2008. In the event that any change in Mexican FRS shall occur, or the Borrower shall decide to or be required to change to IFRS, and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then the Borrower and the Lender agree to enter into negotiations in order to amend such provisions of this Agreement so as to equitably reflect such change in Mexican FRS with the desired result that the criteria for evaluating the Borrower’s financial condition shall be the same after such change as if such change had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower and the Lender, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such change in Mexican FRS had not occurred.”

2.8 The definition for “Value of Debt Currency Derivatives” in Section 1.01 (“Certain Definitions”) shall be amended to include the following sentence at the end thereof;

“For the avoidance of doubt, Value of Debt Currency Derivatives is net of any amounts pledged as cash collateral.”

2.9 The following definitions shall be added to Section 1.01 (“Certain Definitions”) in alphabetical order:

““Acquired Debt” means, with respect to any specified Person, Debt of any other Person existing at the time such Person becomes a Subsidiary of such specified Person or assumed in connection with the acquisition of assets from such Person.”

““Amendment No. 1” means the First Amendment to the Credit Agreement, dated as of [—], by and among Cemex S.A.B. de C.V., as Borrower, Cemex México S.A. de C.V. as Guarantor, and Banco Bilbao Vizcaya Argentaria, S.A., as Lender”

““Amendment No. 1 Effective Date” has the meaning specified in Section 5 of Amendment No. 1.”

““Capital Expenditure” means, for any period, (a) the additions to property, plant and equipment and other capital expenditures of the Borrower and its Subsidiaries that are (or should be) set forth in a consolidated statement of cash flows of the Borrower for such period prepared in accordance with Mexican FRS and (b) any Capital Leases incurred by the Borrower and its Subsidiaries during such period.”

““Discontinue Option” has the meaning set forth in the definition of “EBITDA” in Section 1.01 of this Agreement.”

““Discontinued EBITDA” means, for any period, the sum for Discontinued Operations of (a) operating income (utilidad de operación), (b) cash interest income and (c) depreciation and amortization expense, in each case determined in accordance with Mexican FRS consistently applied for such period.”

““Discontinued Operations” means operations that are accounted for as discontinued operations pursuant to Mexican FRS for which the Disposition of such assets has not yet occurred.”

““Dutch Loan Agreement” means each of the Senior Unsecured Dutch Loan “A” Agreement and the Senior Unsecured Dutch Loan “B” Agreement, dated as of June 2, 2008 by and among New Sunward Holding B.V., as borrower, CEMEX, S.A.B de C.V. and CEMEX México, S.A. de C.V., as guarantors, HSBC Securities (USA) Inc., as sole structuring agent, HSBC Securities (USA) Inc., Banco Santander, S.A. and The Royal Bank of Scotland PLC, as joint lead arrangers and joint bookrunners, ING Capital LLC, as administrative agent and ING Bank N.V. acting through its Curaçao Branch and Caja de Madrid – Miami Agency as mandated lead arrangers.”

““Ending Exchange Rate” means the exchange rate at the end of a Reference Period for U.S.$ or Euros, as the case may be, corresponding to any U.S.$/Euro EBITDA, in each case as used by the Borrower and its auditors in preparation of the Borrower’s financial statements in accordance with Mexican FRS.”

““Euro” means the single currency of Participating Member States.”

““Guarantee” means, as applied to any Debt of another Person, (i) a guarantee, direct or indirect, in any manner, of any part or all of such Debt and (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner. (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).”

““IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.”

““Incur” means, with respect to any Debt of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or the recording, as required pursuant to Mexican FRS or otherwise, of any such Debt on the balance sheet of such Person. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Borrower shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Borrower. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing.”

““Investment” by the Borrower or its Subsidiaries means, any direct or indirect capital contribution (by means of any transfer of cash) to another Person which is not the Borrower or its Subsidiaries, not constituting an Acquisition.”

““Notice of Discontinuance” has the meaning set forth in the definition of “EBITDA” in Section 1.01 of this Agreement.”

““Ordinary Course Loans” means a loan or advance: (i) made by the Borrower or any of its Subsidiaries to a supplier, vendor, customer or other similar counterparty; (ii) which is due and payable not more than eighteen (18) months after being made (and where the Debt being Incurred to fund such loan or advance has a weighted average life to maturity that is greater than such loan or advance); (iii) made on terms and under circumstances consistent with past practices of the Borrower or such Subsidiary; and (iv) the aggregate principal amount of which, when added to all other such loans and advances, does not exceed at any time U.S.$75,000,000 (or the equivalent in other currencies).”

““Participating Member State” means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.”

““Permitted Debt” means, any Debt:

(a)	the net proceeds of which are applied to repay, prepay or discharge the Loan or other Debt existing as at the date of such Incurrence and associated costs and expenses, so long as either: (i) the weighted average life to maturity of such new Debt is not less than the remaining weighted average life to maturity of the Debt being repaid, prepaid or otherwise discharged and the proceeds of such new Debt are applied towards such repayment, prepayment or other discharge within fifteen (15) days of such Incurrence; or (ii) such new Debt is incurred under a liquidity facility or facilities in an aggregate principal amount not exceeding U.S.$600,000,000 outstanding at any time, provided, that, the proceeds of such new Debt are used to repay, prepay or otherwise discharge Debt outstanding on the Amendment No. 1 Effective Date (including any such Debt that has been refinanced) within fifteen (15) days of the Incurrence of such new Debt;

(b)	the net proceeds of which are applied to pay obligations of the Borrower and/or its Subsidiaries arising under written agreements existing on the Amendment No. 1 Effective Date, excluding obligations in respect of Capital Expenditures, Restricted Payments and Investments;

(c)

the net proceeds of which are applied for Capital Expenditures (i)(A) made from January 1, 2009 until December 31, 2009, in an aggregate amount per annum not to exceed U.S.$60,000,000 (or the equivalent in other currencies) if such Permitted Debt is Incurred in an export credit financing and (B) U.S.$40,000,000 (or the equivalent in other currencies) in all other cases; and (ii)(A) made from January 1, 2010 until

December 31, 2010, and from January 1, 2011 until the Maturity Date, in each case in an aggregate amount per annum not to exceed U.S.$40,000,000 (or the equivalent in other currencies) if such Permitted Debt is Incurred in an export credit financing and (B) U.S.$60,000,000 (or the equivalent in other currencies) in all other cases; provided, that, any Debt Incurred pursuant to this clause has a weighted average life to maturity that is greater than the remaining weighted average life to maturity of the Debt under this Agreement;

(d)	the net proceeds of which are applied to satisfy obligations of the Borrower or any of its Subsidiaries arising in the ordinary course of business of such Person, excluding obligations in respect of (i) Capital Expenditures, (ii) Restricted Payments, (iii) Acquisitions, (iv) Investments, and (v) loans and advances made or to be made by such Person, other than Ordinary Course Loans;

(e)	owed to the Borrower or any of its consolidated Subsidiaries;

(f)	which has become Debt solely due to a change in Mexican FRS;

(g)	to the extent resulting from the conversion of a Loan into a Maturity Loan (as defined in each Dutch Loan Agreement) pursuant to a Dutch Loan Agreement; or

(h)	to the extent resulting from the closing of, or funding under, a facilities agreement with CEMEX España, S.A. as Borrower, CEMEX Australia Holdings Pty Limited and CEMEX, Inc. as Original Guarantors, Banco Santander, S.A. and The Royal Bank of Scotland plc as Documentation Agents, and The Royal Bank of Scotland plc as Facility Agent, in an aggregate amount of up to U.S.$2,000,000,000 (or the equivalent thereof in other currencies) so long as the net proceeds of which are applied to repay, prepay or discharge existing bilateral debt; or

(i)	any Guarantee Incurred by the Borrower or any of its Subsidiaries for any of the Debt referred to in paragraphs (a) to (h) above.”

““Recalculated EBITDA” has the meaning set forth in the definition of “EBITDA” in Section 1.01 of this Agreement.”

““Reference Period” means any period of four consecutive fiscal quarters.”

““Restricted Payment” means any cash dividend or other cash distribution with respect to any Capital Stock of the Borrower, or any cash payment, including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Capital Stock, or on account of any return of capital to the Borrower’s stockholders.”

““SEC” means the U.S. Securities and Exchange Commission.”

““Solvent” means, with respect to any Person, that such Person (a) owns and will own assets the fair saleable value of which are (i) greater than the total amount of its debts and liabilities, subordinated, contingent or otherwise; and (ii) greater than the amount that will be required to pay the probable liabilities of its then existing debts, as such debts become absolute and matured and considering all financing alternatives and potential asset sales reasonably available to it; (b) has capital that is not unreasonably small in relation to its business as presently conducted and as proposed to be conducted following the Amendment No. 1 Effective Date; (c) does not intend to incur and does not believe that it will incur debts beyond its ability to pay such debts as they become due; and (d) is not, or is not deemed to be, in general default of its obligations pursuant to the Mexican Ley de Concursos Mercantiles. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities shall be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. For the purposes of this definition “fair saleable value” means the aggregate amount of net consideration (giving effect to reasonable and customary costs of sale and taxes) that could be expected to be realized if the aggregate assets of the applicable entity are sold with reasonable promptness in an arm's length transaction under present conditions for the sale of assets of comparable business enterprises.”

““U.S.$/Euro EBITDA” means any EBITDA of a Subsidiary of the Borrower for a particular Reference Period which is generated in U.S.$ or Euros.”

2.10 Section 1.03 (“Accounting Terms and Determinations”) shall be amended by the addition of “(a)” after the heading “Accounting Terms and Determinations.” and the addition of a new Paragraph (b) to read as follows:

“(b)	Calculations with respect to the Consolidated Net Debt/EBITDA Ratio and the Adjusted Consolidated Net Tangible Assets and the defined terms used in such calculations, when made in relation to dates other than the last day of a fiscal period, shall be made by the Borrower acting in good faith by reference to (i) the most recently available financial statements of the Borrower and its Subsidiaries (including, to the extent available, unaudited monthly financial information) as of such date and (ii) events, conditions and circumstances occurring or existing subsequent to such financial statements.”

2.11 A new Section 5.21 (“Solvency”) shall be added to the Credit Agreement to read as follows:

“5.21 Solvency. Each of the Borrower and the Guarantor is, and after giving effect to the Loans and each of the transactions contemplated by this Agreement and the Transaction Documents will be, Solvent.”

2.12 Paragraph (a) of Section 8.01 (“Financial Conditions”) shall be deleted and replaced in its entirety with the following language:

“(a)	The Borrower shall not permit the Consolidated Net Debt / EBITDA Ratio at any time to exceed:

(i)	4.50 to 1.0 during the Reference Period ending on each of December 31, 2008 and March 31, 2009;

(ii)	4.75 to 1.0 during the Reference Period ending on June 30, 2009;

(iii)	4.50 to 1.0 during the Reference Period ending on each of September 30, 2009 and December 31, 2009;

(iv)	4.25 to 1.0 during the Reference Period ending on each of March 31, 2010 and June 30, 2010;

(v)	4.00 to 1.0 during the Reference Period ending on September 30, 2010;

(vi)	3.75 to 1.0 during the Reference Period ending on each of December 31, 2010 and March 31, 2011; and

(vii)	3.75 to 1.0 during the Reference Period ending on the Maturity Date.”

2.13 Paragraph (c) of Section 8.03 (“Consolidations and Mergers”) shall be deleted and replaced in its entirety with the following language:

“(c)	immediately after giving effect to such transaction, including for purposes of this clause (c) the substitution of any Successor to the Borrower for the Borrower or the substitution of any Successor to a Guarantor for such Guarantor and treating any Debt or Lien incurred by the Borrower or any Successor to the Borrower, or by a Guarantor of the Borrower or any Successor to such Guarantor, as a result of such transactions as having been incurred at the time of such transaction (and Incurred for the purposes of Section 8.07), no Default or Event of Default shall have occurred and be continuing; and”

2.14 Section 8.04 (“Sales of Assets, Etc.”) shall be deleted and replaced in its entirety with the following language:

“8.04 Sales of Assets, Etc. The Borrower will not, and will not permit any of its Material Subsidiaries to, sell, lease or otherwise dispose of any of its assets (including the Capital Stock of any Subsidiary), other than (a) inventory, trade receivables and assets surplus to the needs of the business of the Borrower or any Subsidiary sold in the ordinary course of business, (b) assets not used, usable or held for use in connection with cement operations and related operations, and (c) any “margin stock” within the meaning of Regulation U acquired by the Borrower with the proceeds of the Loans through a Tender Offer, unless the proceeds of the sale of such assets are retained by the Borrower or such Subsidiary, as the case may be, and, as promptly as practicable after such sale (but in any event within one hundred and eighty (180) days of such sale), the proceeds are applied to (i) expenditures for property, plant and equipment usable in the cement industry or related industries; (ii) the repayment of senior Debt of the Borrower or any of its Subsidiaries, whether secured or unsecured; or (iii) investments in companies engaged in the cement industry or related industries; provided, however, that the net proceeds from Qualified Receivables Transactions to the extent exceeding, in the aggregate, the aggregate U.S.$ amount set forth in Schedule 8.04 attached hereto shall be applied to the repayment of senior Debt of the Borrower or any of its Subsidiaries, whether secured or unsecured; and provided, that, nothing in this Section 8.04 shall prevent any sale, lease or other disposal of assets from any Subsidiary to another Subsidiary.”

2.15 A new Section 8.07 (“Limitation on Indebtedness”) shall be added to the Credit Agreement to read as follows:

“8.07 Limitation on Indebtedness. The Borrower shall not, and shall not permit any of its Subsidiaries to, Incur any Debt (including Acquired Debt), provided, that, the Borrower or any Subsidiary may Incur Debt if on the date of such Incurrence and after giving effect thereto on a pro forma basis (as if such Debt had been Incurred on the first day of the relevant Reference Period): (a) the Consolidated Net Debt / EBITDA Ratio is less than 3.5 to 1.0 and (b) no Event of Default has occurred and is continuing or would result from the Incurrence of such Debt. Notwithstanding the foregoing, the Borrower and its Subsidiaries may Incur Permitted Debt.

(a)

Upon each Incurrence of Debt, the Borrower or Subsidiary, as the case may be, may designate (and later re-designate) in its sole discretion pursuant to which category of Permitted Debt any Debt is being Incurred and may subdivide an amount of Debt and designate (and later redesignate) more than one such category pursuant to which such amount of Debt is being Incurred and such Permitted Debt shall not be deemed to have been Incurred or outstanding under any other category of Permitted Debt. For the avoidance of doubt, the inability of the Borrower or its Subsidiary to Incur Debt under one category shall not limit the ability of the Borrower or its Subsidiary to Incur Debt under another category.

(b)	Accrual of interest shall not be deemed to be an Incurrence of Debt for purposes of this Section 8.07. Notwithstanding any other provision of this covenant, the maximum amount of Debt that the Borrower and its Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Debt, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Debt Incurred to refinance other Debt, if Incurred in a different currency from the Debt being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Debt is denominated that is in effect on the date of such refinancing.

(c)	For purposes of determining compliance with any U.S. Dollar-denominated restriction on the Incurrence of Debt, the U.S. Dollar equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred.”

2.16 Paragraph (e) (“Defaults under Other Agreements”) of Section 10.01 (“Events of Default”) shall be deleted and replaced in its entirety with the following language:

“(e)	Defaults under Other Agreements. The occurrence of a default or event of default under any indenture, agreement or instrument relating to any Material Debt of the Borrower or any of its Subsidiaries, and such default or event of default results in the acceleration of the maturity of any principal amount of such Material Debt prior to the date on which it would otherwise become due and payable; or any principal amount of Material Debt of the Borrower or any of its Subsidiaries shall not be paid upon the scheduled maturity thereof (after giving effect to any applicable grace period); or”

2.17 Section 10.02 (“Remedies”) shall be amended by the deletion of the period at the end thereof and the insertion of the following language:

“; provided, however, that in the case of any Event of Default specified in Section 10.01(f) or (g), without notice or any other act by the Lender, the Commitment shall be automatically terminated and the Loan (together with accrued interest thereon) and all other Obligations of the Borrower hereunder shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.”

2.18 A new Section 10.04 (“Remedies Independent”) shall be added to the Credit Agreement to read as follows:

“10.05 Remedies Independent. Any debt owing to a Lender under the Transaction Documents shall be a separate and independent debt. Except as otherwise stated in the Transaction Documents, (i) any right of a Lender under the Transaction Documents shall be a separate and independent right and (ii) a Lender may separately enforce its rights under the Transaction Documents.”

2.19 Paragraph (a) of Section 11.11 (“Submission to Jurisdiction”) shall be amended to include the following sentence at the end thereof:

“Each of the parties hereto also submits to the jurisdiction of the competent courts of its corporate domicile in respect of actions initiated against it as a defendant.”

2.20 Paragraph (a) of Section 11.12 (“Appointment of Agent for Service of Process”) shall be amended by the insertion of the following sentence after the first sentence thereof:

“The Borrower and each Guarantor hereby appoints as its conventional domicile exclusively to receive any of the notices and service of process, the domicile of the Process Agent mentioned above or any other domicile notified in writing by the Process Agent to the Borrower or the Lender.”

3. Representations and Warranties. The Borrower and the Guarantor hereby represent and warrant to the Lender that:

3.1 The representations and warranties of the Borrower contained in the Credit Agreement are true and correct as of the date of this Amendment No. 1; provided, however, that (i) in Section 5.06 (“Litigation”), the reference to Schedule 5.06 is replaced by Schedule 5.06 attached hereto and (ii) with respect to Section 5.11 (“Ownership of Property”), the representations and warranties are true and correct, other than as set forth in the Risk Factors in the Borrower's Form 20-F for the year ended December 31, 2007 filed with the SEC and updated in the Borrower’s Form 6-K filed on August 19, 2008 with the SEC, in each case with respect to CEMEX Venezuela S.A.C.A.

3.2 The representations and warranties of the Guarantor contained in the Credit Agreement are true and correct as of the date of this Amendment No. 1; provided, however, in Section 6.05 (“Litigation”), the reference to Schedule 6.05 is replaced by Schedule 5.06 attached hereto.

3.3 The execution, delivery and performance by the Borrower and the Guarantor of this Amendment No. 1 has been duly authorized by all necessary corporate action, and this Amendment No. 1 constitutes the legal, valid and binding obligation of the Borrower and the Guarantor enforceable against the Borrower and the Guarantor in accordance with its terms, except as enforceability may be limited by applicable concurso mercantil, bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors’ rights generally or general equity principles.

3.4 The execution, delivery and performance of this Amendment No. 1 does not, and will not, contravene or conflict with any provision of (i) any Requirement of Law, (ii) any judgment, decree or order, or (iii) the certificate or articles of incorporation or by-laws or other constituent documents of the Borrower and the Guarantor, and does not, and will not, contravene or conflict with, or cause any Lien to arise under, any provision of any Contractual Obligation applicable to the Borrower and the Guarantor.

3.5 No Default or Event of Default exists under the Credit Agreement or any other Transaction Document or will exist after or be triggered by the execution, delivery and performance of this Amendment No. 1. In addition, the Borrower and the Guarantor hereby represent, warrant and reaffirm that the Credit Agreement, the Notes and each of the other Transaction Documents remain in full force and effect.

4. Facility Fee. The Borrower hereby agrees to pay to the Lender a facility fee which shall accrue and be payable in arrears for each Calculation Period in an amount equal to the percentage per annum determined in accordance with the table below (the “Facility Fee”), and shall be applied to the Lender’s Average Outstanding Loan for such Calculation Period and will accrue on, and be calculated based on, the number of days elapsed in such Calculation Period. The Facility Fee for each Calculation Period will be as set forth below determined in accordance with the Consolidated Net Debt / EBITDA Ratio calculated based on the financial statements delivered, or required to be delivered, on the applicable Calculation Date:

Consolidated Net Debt / EBITDA Ratio	Facility Fee

Greater than 4.50 to 1	2.00%

Less than or equal to 4.50 to 1, but greater than 4.00 to 1	1.25%

Less than or equal to 4.00 to 1, but greater than 3.75 to 1	0.75%

Less than or equal to 3.75 to 1, but greater than 3.50 to 1	0.5%

Less than or equal to 3.50 to 1	0%

The Facility Fee shall be payable within five Business Days after the Calculation Date applicable to each relevant Calculation Period (the “Facility Fee Payment Date”); provided that, in respect of any Calculation Period in which the Loan is repaid or prepaid in full, the Facility Fee Payment Date in respect of such Calculation Period shall be deemed to occur on the date of such repayment or prepayment. Notwithstanding the above, no Facility Fee shall be payable in respect of any Calculation Period in which an acceleration of any Loan occurs or in respect of any fiscal quarter thereafter.

For purposes of this Section 4, the following definitions shall apply:

“Average Outstanding Loan” means, for any fiscal quarter, the aggregate principal amount of the Loan outstanding under the Credit Agreement as of the end of each day during such fiscal quarter, divided by the number of days in such fiscal quarter.

“Calculation Date” means with respect to each Calculation Period, the earlier of the date on which the Borrower delivers, or is required to deliver its financial statements with respect to the fiscal quarter ending on the last day of such Calculation Period in accordance with Sections 7.01(a) and 7.01(b) of the Credit Agreement; provided, however, that the Calculation Date for the final Facility Fee Payment Date shall be the date on which the financial statements for the most recently completed fiscal quarter for which financial statements are required to have been delivered pursuant Sections 7.01(a) and 7.01(b) of the Credit Agreement have been delivered or were required to be delivered.

“Calculation Period” means each fiscal quarter; provided, however, the first Calculation Period shall commence on the Amendment No. 1 Effective Date and the last Calculation Period shall end on the last Facility Fee Payment Date.

5. Conditions Precedent to Effectiveness. The effectiveness of the amendments set forth in Section 2 hereof are in each instance subject to the satisfaction of each of the following conditions precedent (the date on which all such conditions precedent are satisfied or waived being the “Amendment No. 1 Effective Date”):

5.1 Amendment No. 1. This Amendment No. 1 shall have been duly executed and delivered by each of the Borrower, the Guarantor and the Lender.

5.2 No Default. No Default or Event of Default shall have occurred and be continuing or would result from the effectiveness of this Amendment No. 1.

5.3 Opinions. The Lender shall have received opinions from (i) the Borrower’s General Counsel and (ii) Skadden, Arps, Slate, Meagher & Flom LLP, with respect to the enforceability of this Amendment No. 1 and no conflict with New York law and material agreements governed by New York law, and in form and substance acceptable to the Lender.

5.4 No Material Adverse Effect. No Material Adverse Effect has occurred since December 31, 2007 (excluding the financial condition and events previously disclosed in (i) the Borrower’s filings made with the SEC or the Bolsa Mexicana de Valores, S.A.B de C.V. after December 31, 2007; or (ii) in the Borrower’s unaudited financial statements for each of the first three fiscal periods of 2008).

5.5 Solvency. Each of the Borrower and the Guarantor is, and after giving effect to each of the transactions contemplated by this Amendment No. 1 and the Transaction Documents will be, Solvent.

5.6 Miscellaneous. The Lender shall have received such other agreements, instruments and documents as the Lender may reasonably request.

5.7 Other Facilities. Section 2.12 of this Amendment shall not be effective until the debt obligations set forth on Exhibit A attached hereto have been amended in form and substance reasonably satisfactory to the Lender and the Borrower shall have notified the Administrative Agent in writing of such modification.

6. Reference to and Effect Upon the Credit Agreement and other Transaction Documents.

6.1 Full Force and Effect. Except as specifically provided herein, the Credit Agreement, the Notes and each other Transaction Document shall remain in full force and effect and each Note, Transaction Document, and the Credit Agreement is hereby ratified and confirmed by the Borrower.

6.2 No Waiver. The execution, delivery and effect of this Amendment No. 1 shall be limited precisely as written and shall not be deemed to (i) be a consent to any waiver of any term or condition, or to any amendment or modification of any term or condition (except as specifically provided herein) of the Credit Agreement, the Notes or any other Transaction Document, (ii) prejudice any right, power or remedy which the Lender now has or may have in the future under or in connection with the Credit Agreement or any other Transaction Document or (iii) constitute a novation of any of the obligations under the Credit Agreement, the Notes, and the other Transaction Documents.

6.3 Certain Terms. Each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or any other word or words of similar import shall mean and be a reference to the Credit Agreement as amended hereby, and each reference in any other Transaction Document to the Credit Agreement or any word or words of similar import shall be and mean a reference to the Credit Agreement as amended hereby.

7. Counterparts. This Amendment No. 1 may be executed in any number of counterparts, each of which when so executed shall be deemed an original but all such counterparts shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment No. 1 by telecopier shall be as effective as delivery of a manually executed counterpart signature page to this Amendment No. 1.

8. Costs and Expenses. As provided in the Credit Agreement, the Borrower shall pay the reasonable fees, costs and expenses incurred by the Lender in connection with the preparation, execution and delivery of this Amendment No. 1 (including, without limitation, attorneys’ fees).

9. GOVERNING LAW. THIS AMENDMENT NO. 1 SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

10. Headings. Section headings in this Amendment No. 1 are included herein for convenience of reference only and shall not constitute a part of this Amendment No. 1 for any other purpose.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Amendment No. 1 has been duly executed as of the date first written above.

CEMEX, S.A.B. DE C.V.,
as Borrower

By	/s/ Agustin Blanco
Name:	Agustin Blanco
Title:	Attorney-in-fact

[Amendment No. 1 to BBVA Facility – Cemex S.A.B. de C.V.]

IN WITNESS WHEREOF, this Amendment No. 1 has been duly executed as of the date first written above.

CEMEX MÉXICO, S.A. DE C.V.,
as Guarantor

By	/s/ Agustin Blanco
Name:	Agustin Blanco
Title:	Attorney-in-Fact

[Amendment No. 1 to BBVA Facility – Cemex México, S.A. de C.V.]

IN WITNESS WHEREOF, this Amendment No. 1 has been duly executed as of the date first written above.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., NEW YORK BRANCH,
as Lender

By	/s/ Rodolfo Hare
Name:	Rodolfo Hare
Title:	Vice President, Global Corporate Banking

By	/s/ Christian Aguirre
Name:	Christian Aguirre
Title:	Assistant Vice President, International Corporate Banking

[Amendment No. 1 to BBVA Facility – Banco Bilbao Vizcaya Argentaria, S.A.]

Exhibit A

Other Facilities

(1)	Credit Agreement, dated as of June 6, 2005, by and among CEMEX, as borrower, CEMEX México and Empresas Tolteca, as guarantors, Barclays Bank PLC, New York Branch, as issuing bank and documentation agent, ING Bank N.V., as issuing bank, the several lenders party thereto, and Barclays Capital, The Investment Banking Division of Barclays Bank PLC, as joint bookrunner, Citigroup Global Markets Inc., as joint bookrunner and syndication agent, and ING Capital LLC, as joint bookrunner and administrative agent, for an aggregate principal amount of U.S.$700,000,000, as amended by Amendment No. 1 thereto, dated as of June 21, 2006, the Amendment and Waiver Agreement, dated as of December 1, 2006, the Third Amendment to Credit Agreement, dated as of May 9, 2007, the Waiver Agreement, dated as of November 30, 2007 and the Fourth Amendment to Credit Agreement, dated as of the date hereof.

(2)	Credit Agreement, dated as of May 31, 2005, by and among CEMEX, as borrower, CEMEX México and Empresas Tolteca, as guarantors, the several lenders party thereto, Barclays Bank PLC, New York Branch, as administrative agent, Barclays Capital, The Investment Banking Division of Barclays Bank PLC, as joint lead arranger and joint bookrunner, and Citigroup Global Markets Inc., as documentation agent, joint lead arranger and joint bookrunner, for an aggregate principal amount of U.S.$1,200,000,000, as amended by Amendment No. 1 thereto, dated as of June 19, 2006, the Amendment and Waiver Agreement, dated as of November 30, 2006, the Third Amendment to Credit Agreement, dated as of May 9, 2007, the Limited Waiver Agreement, dated as of November 30, 2007 and the Fourth Amendment to Credit Agreement, dated as of the date hereof.

(3)	Amended and Restated Facilities Agreement, dated as of the date hereof, for New Sunward Holding B.V. as borrower, CEMEX, CEMEX Mexico and Empresas Tolteca as guarantors and Citibank, N.A. as agent, for an aggregate principal amount of U.S.$700,000,000.

(4)	Senior Unsecured Dutch Loan "A" Agreement, dated as of June 2, 2008, by and among NSH, CEMEX, CEMEX México, HSBC Securities (USA) Inc., as sole structuring agent, HSBC Securities (USA) Inc., Banco Santander, S.A., and The Royal Bank of Scotland Plc, each as joint lead arranger and joint bookrunner, ING Capital LLC, as administrative agent, and the several lenders party thereto for an aggregate principal amount of U.S. $525,000,000 as amended by First Amendment and Waiver to Senior Unsecured Dutch Loan "A" Agreement dated as of the date hereof.

(5)	Senior Unsecured Dutch Loan "B" Agreement, dated as of June 2, 2008, by and among NSH, CEMEX, CEMEX México, HSBC Securities (USA) Inc., as sole structuring agent, HSBC Securities (USA) Inc., Banco Santander, S.A., and The Royal Bank of Scotland Plc, each as joint lead arranger and joint bookrunner, ING Capital LLC, as administrative agent, and the several lenders party thereto for an aggregate principal amount of U.S. $525,000,000 as amended by First Amendment and Waiver to Senior Unsecured Dutch Loan "B" Agreement dated as of the date hereof.

(6)

Amendment and Restatement Agreement relating to a U.S.$2,300,000,000 revolving facilities agreement, dated as of September 24, 2004 (as amended and restated from time to time) and made between, among others, CEMEX España, S.A., as borrower and guarantor, Citigroup

Global Markets Limited, Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander Central Hispano, S.A. and Calyon Corporate and Investment Bank as arrangers and joint bookrunners, and Citibank International plc acting as agent.

(7)	Waiver letter relating to a EUR250,000,000 and JBY19,308,000,000 term and revolving facilities agreement dated as of March 30, 2004 (as amended and restated from time to time) and made between, among others, CEMEX España, S.A., as borrower, Banco Bilbao Vizcaya Argentaria, S.A. and Société Générale, S.A. as arrangers, and Banco Bilbao Vizcaya Argentaria, S.A. as agent.

Schedule 5.06

Litigation

A description of material actions, suits, investigations, litigations or proceedings, including Environmental Actions, affecting Borrower or any of its Subsidiaries before any court, Governmental Authority or arbitrator is provided below.

Environmental Matters

United States

As of November 30, 2008, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$42.6 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information available to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed.

CEMEX Construction Materials Florida, LLC f/k/a Rinker Materials of Florida, Inc., a subsidiary of CEMEX, Inc., holds one federal quarry permit and is the beneficiary of one of 10 other federal quarrying permits granted for the Lake Belt area in South Florida. The permit held by CEMEX Florida covers CEMEX Florida's SCL and FEC quarries. CEMEX Florida's Krome quarry is operated under one of the other federal quarry permits. The FEC quarry is the largest of CEMEX Floridas' quarries measured by volume of aggregates mined and sold. CEMEX Florida's Miami cement mill is located at the SCL quarry and is supplied by that quarry. A ruling was issued on March 22, 2006 by a judge of the U.S. District Court for the Southern District of Florida in connection with litigation brought by environmental groups concerning the manner in which the permits were granted. Although not named as a defendant, CEMEX Florida has intervened in the proceedings to protect its interests. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits. The judge remanded the permits to the relevant governmental agencies for further review, which review the governmental agencies have indicated in a recent announcement should take until mid February 2009 to conclude. The judge also conducted further proceedings to determine the activities to be conducted during the remand period. In July 2007, the judge issued a ruling that halted certain quarrying operations at three non-CEMEX Florida quarries. The judge left in place CEMEX Florida's Lake Belt permits until the relevant government agencies complete their review. In a May 2008 ruling, the federal appellate court determined that the district court judge did not apply the proper standard of review to the permit issuance decision of the governmental agency, vacated the district court's prior order, and remanded the proceeding to the district court to apply the proper standard of review; this review remains pending before the district court judge. If the Lake Belt permits are ultimately set aside or quarrying operations under them restricted, CEMEX Florida will need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect profits from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt could also have a material adverse effect on our financial results.

Europe

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulator view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £122 million, and an accounting provision for this sum has been made at December 31, 2007.

In 2003, the European Union adopted a directive implementing the Kyoto Protocol on climate change and establishing a greenhouse gas emissions allowance trading scheme within the European Union. The directive requires Member States to impose binding caps on carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the mineral industry (including cement production) and the pulp, paper or board production business. Under this scheme, companies with operations in these sectors receive from the relevant Member States allowances that set limitations on the levels of greenhouse gas emissions from their installations. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Companies can also use credits issued from the use of the flexibility mechanisms under the Kyoto protocol to fulfill their European obligations. These flexibility mechanisms provide that credits (equivalent to allowances) can be obtained by companies for projects that reduce greenhouse gas emissions in emerging markets. These projects are referred to as Clean Development Mechanism ("CDM") or joint implementation projects depending on the countries where they take place. Failure to meet the emissions caps is subject to heavy penalties.

Companies can also use, up to a certain level, credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European obligations. Credits for Emission Reduction projects obtained under these mechanisms are recognized, up to a certain level, under the European emission trading scheme as allowances. To obtain these emission reduction credits, companies must comply with very specific and restrictive requirements from the United Nations Convention on Climate Change (UNFCC).

As required by directive, each of the Member States established a National Allocations Plan, or NAP, setting out the allowance allocations for each industrial facility for Phase I, from 2005 to 2007. Based on the NAPs established by the Member States of the European Union for the 2005 to 2007 period and our actual production, on a consolidated basis after trading allowances between our operations in countries with a deficit of allowances and our operations in countries with an excess of allowances, and after some external operations, Borrower’s Subsidiaries had a surplus of allowances of approximately 1,050,054 tons of carbon dioxide in this Phase I.

For Phase II, comprising 2008 through 2012, however, there has been a reduction in the allowances granted by the Member States that have already approved their NAP, which may result in a consolidated deficit in our carbon dioxide allowances during the period. We believe we may be able to reduce the impact of any deficit by either reducing carbon dioxide emissions in our facilities or by obtaining additional emission credits through the implementation of CDM projects. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of emission credits in the market, because CEMEX has already sold a substantial amount of allowances for Phase II, the cost of which may have an impact on our operating results. As of December 1, 2008, the market value of carbon dioxide allowances for Phase II was approximately 15.45 € per ton. CEMEX is taking all the measures to minimize our exposure to this market while assuring the supply of our products to our clients.

The Spanish NAP has been finally approved by the Spanish Government, reflecting the conditions that were set forth by the European Commission. The allocations made to our installations allow us to foresee certain availability of allowances, nevertheless, there remains the uncertainty regarding the allocations that, against the reserve for new entrants, shall be requested for the new CEMEX cement plant in Andorra (Teruel), currently under construction, and that it is scheduled to start operating in 2010.

On May 29, 2007, the Polish government filed an appeal before the Court of First Instance in Luxemburg regarding the European Commission's rejection of the initial version of the Polish NAP. The Court has denied Poland's request for a quick path verdict in the case, keeping the case in the regular proceeding path, therefore, the Polish government has started to prepare Polish internal rules on division of allowance at the level already accepted by the European Commission. Seven major Polish cement producers, representing 98% of Polish cement production (including CEMEX Polska), have also filed seven separate appeals before the Court of First Instance regarding the European Commission's rejection. On September 29, 2008 the Court of the First Instance issued an order rejecting CEMEX Polska’s appeal without going into the merit of the case. As of December 4, 2008 the final version of the Polish NAP has not been cleared by the Commission; CEMEX’s has not determined the impact this may have on CEMEX¨s position in the country.

Tax Matters

Pursuant to amendments to the Mexican income tax law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico will be required to pay taxes in Mexico on passive income such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, provided that the income is not derived from entrepreneurial activities in such countries (income derived from entrepreneurial activities is not subject to tax under these amendments). We filed two motions in the Mexican federal courts challenging the constitutionality of the amendments. On June 29, 2006, we obtained a favorable ruling from the Mexican federal court stating that the amendments were unconstitutional. The Mexican tax authority appealed the ruling, and the proceeding was attracted by the Mexican Supreme Court of Justice. On September 9, 2008, the Mexican Supreme Court ruled against CEMEX's constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Since the Supreme Court's decision does not pertain to an amount of taxes due or other tax obligations, CEMEX will self-assess any taxes due through the submission of amended tax returns. CEMEX has not yet determined the amount of tax or the periods affected. Based on a preliminary estimate, CEMEX believes this amount will not be material, but no assurance can be given that additional analysis will not lead to a different conclusion. If the tax authorities do not agree with CEMEX's self-assessment of the taxes due for past periods, they may assess additional amounts of taxes past due, which may be material and may impact CEMEX cash flows.

The Mexican Congress approved several amendments to the Mexican Asset Tax Law (Ley del Impuesto al Activo) that came into effect on January 1, 2007. As a result of such amendments, all Mexican corporations, including us, are no longer allowed to deduct their liabilities from the calculation of the asset tax. We believe that the Asset Tax Law, as amended, is against the Mexican constitution. We have challenged the Asset Tax Law through appropriate judicial action (juicio de amparo).

The asset tax was imposed at a rate of 1.25% on the value of most of the assets of a Mexican corporation. The asset tax was "complementary" to the corporate income tax (impuesto sobre la renta) and, therefore, was payable only to the extent it exceeded payable income tax.

Philippines

As of November 30, 2008, the Philippine Bureau of Internal Revenue (BIR), had assessed APO, Solid, IQAC, ALQC and CSPI, our operating subsidiaries in the Philippines, for deficiency taxes covering taxable years 1998-2005 amounting to a total of approximately 1,994 million Philippine Pesos (approximately U.S.$40.727 million as of November 30, 2008, based on an exchange rate of Philippine Pesos 48.96 to U.S.$1.00, which was the Philippine Peso/Dollar exchange rate on November 30, 2008 as published by the Bangko Sentral ng Pilipinas, the central bank of the Republic of the Philippines).

The majority of the tax assessments result primarily from the disallowance of APO's income tax holiday incentives for taxable years 1999 to 2001 (approximately Philippine Pesos 1,078 million or U.S.$22.1 million as of November 30, 2008, based on an exchange rate of Philippine Pesos 48.96 to U.S.$1.00). We have contested the BIR's assessment, arising from the disallowance of the ITH incentive, with the Court of Tax Appeals (CTA). The initial Division ruling of the CTA was unfavorable, but is subject to further appeal with the CTA as a whole. The assessment is now currently on appeal with the CTA En Banc. A motion was filed with the CTA, requesting the court to hold APO totally not liable for alleged income tax liabilities for all the years covered and to this end cancel and withdraw APO's deficiency income tax assessments for taxable years 1999, 2000 and 2001 on the basis of APO's availment of the tax amnesty described below. As of November 30, 2008, resolution on the aforementioned motion is still pending.

CEMEX Venezuelan Nationalization

In furtherance of Venezuela’s announced policy to nationalize certain sectors of the economy, on June 18, 2008, the Nationalization Decree was promulgated, mandating that the cement production industry in Venezuela be reserved for the Government of Venezuela and ordering the conversion of foreign-owned cement companies, including CEMEX Venezuela, into state-controlled companies with Venezuela holding an equity interest of at least 60%. The Nationalization Decree provided for the formation of a transition committee to be integrated with the board of directors of the relevant cement company to guaranty the transfer of control over all activities of the relevant cement company to Venezuela by December 31, 2008. The Nationalization Decree further established a deadline of August 17, 2008 for the shareholders of foreign-owned cement companies, including CEMEX Venezuela, to reach an agreement with the Government of Venezuela on the compensation for the nationalization of their assets. The Nationalization Decree also provided that this deadline may be extended by mutual agreement of the Government of Venezuela and the relevant shareholder. The transition committee, which was to be coordinated by the Ministry of Basic Industries (MIBAN), was never formally instituted and MIBAN never acted in the process, but instead Petroleos de Venezuela (PDVSA) conducted all the conversations.

CEMEX Venezuela and the Government did not reach agreement by the August 17 deadline, and on August 18 the Expropriation Decree was issued by the President of Venezuela, with PDVSA appointed to conduct the expropriation proceedings. Although these proceedings had not yet commenced, PDVSA officials headed a group of PDVSA workers, with the support of the public force, to take over all the facilities of CEMEX Venezuela on August 17. Since no agreement has been reached with the Venezuelan Government as to the compensation to be paid, the Dutch companies that control CEMEX Venezuela filed an arbitration request before the International Center for the Settlement of Investment Disputes against the Government of Venezuela, which request has been registered and the tribunal is in the process of being formed.

As of December 31, 2007, CEMEX Venezuela, S.A.C.A. was the holding entity of several of CEMEX's investments in the region, including CEMEX's operations in the Dominican Republic and Panama, as well as CEMEX's minority investment in Trinidad. In the wake of statements by the Government of Venezuela about the nationalization of assets in Venezuela, in April 2008, CEMEX concluded the transfer of all material non-Venezuelan investments to CEMEX España for approximately U.S.$355 million plus U.S.$112 million of net debt, having distributed all accrued profits from the non-Venezuelan investments to the stockholders of CEMEX Venezuela amounting to approximately U.S.$132 million. At this time, the net impact or the outcome of the nationalization on CEMEX's consolidated financial results cannot be reasonably estimated. As of June 30, 2008 the net assets of CEMEX's Venezuelan operations under Mexican FRS were approximately [U.S.$821.7]. Since August 2008, CEMEX no longer consolidates the financial results of CEMEX Venezuela.

On June 13, 2008, the Venezuelan securities authority initiated an administrative proceeding against CEMEX Venezuela, claiming that the company did not sufficiently inform its shareholders and the securities authority in connection with the transfer of the non-Venezuelan assets described above. The Venezuelan authority determined that CEMEX Venezuela did not comply with its disclosure obligations and imposed fines on the company, which we do not consider material, and requested the attorney general’s office to review the case to determine if such non-disclosure also constituted criminal infringement.

Other Legal Proceedings

On August 5, 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately U.S.$45 million. The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. The court completed the evidentiary stage, and on August 17, 2006 dismissed the charges against the members of ASOCRETO. The other defendants (one ex-director of the Distrital Institute of Development, the legal representative of the constructor and the legal representative of the contract auditor) were formally accused. The decision was appealed, and on December 11, 2006, the decision was reversed and the two ASOCRETO officers were formally accused as participants (determiners) in the execution of a state contract without fulfilling all legal requirements thereof. The first public hearing took place on November 20, 2007. In this hearing the judge dismissed an annulment petition filed by the ASOCRETO officers. The petition was based on the fact that the officers were formally accused of a different crime than the one they were being investigated for. This decision was appealed, but the decision was confirmed by the Superior Court of Bogota. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tujuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of 10 days to deposit with the Court in cash CoP$337,800 million (approximately

U.S.$195 million as of June 4, 2008, based on an exchange rate of CoP1730 to U.S.$1.00, which was the Colombian Peso/Dollar exchange rate on June 4, 2008, as published by the Banco de la República de Colombia, the central bank of Colombia), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. The measure does not affect the normal activity of the quarry. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC is seeking €102 million in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany's Federal Cartel Office with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest. On February 21, 2007, the District Court of Düsseldorf decided to allow this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed. The appeal hearing took place on April 22, 2008, and the appeal was dismissed on May 14, 2008. The lawsuit will proceed at the level of court of first instance. As of September 30, 2008 only one defendant has decided to file a complaint before the Federal High Court; this will delay the case from proceeding at the level of first instance to an extent we cannot assess today. In the meantime, CDC had acquired new assigners and announced an increase in the claim to €131 million. As of November 30, 2008, we had accrued liabilities regarding this matter for a total amount of approximately €20 million.

After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Dalmacijacement, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, Dalmacijacement submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plan by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of Dalmacijacement´s mining concession granted by the Government of Croatia in September 2005. Immediately after publication of the Master Plans, Dalmacijacement filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions. The legal actions taken and filed by Dalmacijacement were as follows: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning Dalmacijacement's constitutional claim for decrease and obstruction of rights earned by investment, and seeking prohibition of implementation of the Master Plans. This cases is currently under review by the court in Croatia, and it is expected that these proceedings will continue for several years before resolution; (ii) on May 17, 2006, a possessory action against the cities of Kaštela and Solin seeking the enactment of interim measures prohibiting implementation of the Master Plans and including a request to implead the Republic of Croatia into the proceeding on our side. The municipal court in Solin issued a first instance judgment dismissing our possessory action. We filed an appeal against that judgment. The appeal has been resolved by the Solin County Court, affirming the judgment and rendering it final. The Municipal Court in Kaštela has issued a first instance judgment dismissing our possessory action. We filed an appeal against said judgment, which has since been resolved by the Kaštela Country Court, affirming the judgment and rendering it final; (iii) on May 17, 2006, an administrative proceeding before the State Lawyer, seeking a declaration from the Government of Croatia confirming that Dalmacijacement acquired rights under the mining concessions.

Dalmacijacement received State Lawyer’s opinion which confirms the Dalmacijacement's acquired rights according to the previous decisions ("old concession"). The Administrative Court in Croatia has ruled in favor of Dalmacijacement, validating the legality of the mining concession granted to Dalmacijacement by the Government of Croatia. This decision is final. Currently it is difficult for Dalmacijacement to ascertain the approximate economic impact of these measures by Kaštela and Solin).

Club of Environmental Protection, a Latvian environmental protection organization (hereinafter the “Applicant”), has initiated a court administrative proceeding against the decision made by the Environment State Bureau (hereinafter the “Defendant) in order to amend the environmental pollution permit (the “Permit”) for the Broceni Cement Plant in Latvia, owned by CEMEX SIA (the “Disputed Decision”). CEMEX SIA was invited to participate in the court proceedings as a third party, whose rights and legal interest may be infringed by the relevant administrative act. On June 5, 2008 the Court rendered its judgment, where it satisfied the Claimant’s claim and revoked the Disputed Decision stating that it is illegal because Defendant failed to perform public inquiry in accordance with legal regulations. The judgment has been appealed by both the Defendant and CEMEX SIA before the Court of Appeal and the court will hear the case in February 24, 2009. The appellate procedure will not suspend the operation of the Permit which will remain valid throughout the court proceedings, hence CEMEX SIA is allowed to continue to perform its activities. The Permit subject to this proceeding was issued for the existing cement line, which will be fully substituted in the first half of 2009 by a new cement line currently under construction.

Schedule 8.04

[Qualified Receivables Transactions]

[TO COME]

Schedule 8.04

Qualified Receivables Transactions

	Description	Counterparty	Date	Currency	Amount in million	Amount in USD million	Maturity
CEMEX France Finance S.A.S	Amended and Restated Receivables Assignment Agreement (as amended)	ING Bank (France) S.A.	May 31, 2006	EURO	160,000,000	201,840,000	May 31, 2009

Cemex Inc.	Amended and Restated Receivables Purchase Agreement (as amended)	JP Morgan Chase Bank, N.A./ Lloyds TSB Bank plc	March 20, 2008	USD	500,000,000	500,000,000	March 20, 2009

Cemex Mexico, S.A. de C.V.	Agreement for the Sale and Transfer of Ownership of Designated Receivable	WLB Funding, S.A. de CM., SOFOM, E.N.R.	January 9, 2008	MXN	2,298,000,000	168,946,985	January 9, 2009

Cemex Espana, S.A.	Amended and Restated Receivables Purchase Agreement (as amended)	WestLB AG	May 9, 2006	EURO	300,000,000	378,450,000	May 9, 2011

TOTAL						1,249,236,985